Exhibit 99.2
Consolidated Interim Statements of Income (Unaudited)

Consolidated Interim Statements of Income	Note*	For the period from January to June of the year as reported to the CMF		Mining tax adjustment		For the period from January to June of the year as filed with this Form 6-K		For the period from April to June of the year
		2024	2023	2024	2023	2024	2023	2024	2023
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	21.1	2,378,134	4,315,591	-	-	2,378,134	4,315,591	1,293,617	2,051,741
Cost of sales	21.2	(1,625,659)	(2,394,904)	-	-	(1,625,659)	(2,394,904)	(909,671)	(1,196,653)
Gross profit		752,475	1,920,687	-	-	752,475	1,920,687	383,946	855,088
Other income	21.3	2,565	32,188	-	-	2,565	32,188	1,274	14,527
Administrative expenses	21.4	(83,662)	(86,631)	-	-	(83,662)	(86,631)	(45,341)	(45,158)
Other expenses	21.5	(43,113)	(21,982)	-	-	(43,113)	(21,982)	(26,912)	(6,024)
Impairment of financial assets and reversal of impairment losses	21.7	1,481	(1,620)	-	-	1,481	(1,620)	905	(643)
Others (losses) gains	21.6	(2,145)	1,288	-	-	(2,145)	1,288	(108)	1,575
Income from operating activities		627,601	1,843,930	-	-	627,601	1,843,930	313,764	819,365
Finance income	21.10	48,548	51,651	-	-	48,548	51,651	22,228	20,957
Finance costs	15-21.9	(101,282)	(59,320)	-	-	(101,282)	(59,320)	(54,443)	(31,972)
Share of profit (loss) from associates and joint ventures accounted for using the equity method	7.1-8.3	6,902	(2,669)	-	-	6,902	(2,669)	2,346	(3,094)
Foreign currency translation differences	23	5,606	1,977	-	-	5,606	1,977	3,304	(3,125)
Income before taxes		587,375	1,835,569	-	-	587,375	1,835,569	287,199	802,131
Income tax expense	25.3	(1,241,235)	(503,265)	1,089,476	-	(151,759)	(503,265)	(72,392)	(221,365)
(Losses) Net Income		(653,860)	1,332,304	-	-	435,616	1,332,304	214,807	580,766
(Losses) Net income attributable to:
Net income attributable to owners of the parent		(655,918)	1,330,122	1,089,476	-	433,558	1,330,122	213,590	580,227
Net Income attributable to non-controlling interests		2,058	2,182	-	-	2,058	2,182	1,217	539
		(653,860)	1,332,304	1,089,476	-	435,616	1,332,304	214,807	580,766

Earnings (loss) per share	Note*	For the period from January to June of the year as reported to the CMF		Mining tax adjustment		For the period from January to June of the year as filed with this Form 6-K		For the period from April to June of the year
		2024	2023	2024	2023	2024	2023	2024	2023

Basic earnings (loss) per share (US$ per share)	3.26	(2.2963)	4.6567	3.8142	-	1.5179	4.6567	0.7478	2.0313

Diluted earnings (loss) per share (US$ per share)	3.26	(2.2963)	4.6567	3.8142	-	1.5179	4.6567	0.7478	2.0313

*See the notes to the Company’s 2024 Interim Financial Statements included as Exhibit 99.1 to this report on Form 6-K.

Consolidated Interim Statements of Comprehensive Income (Unaudited)

Consolidated Interim Statements of Comprehensive Income	For the period from January to June of the year as reported to the CMF		Mining tax adjustment		For the period from January to June of the year as filed with this Form 6-K		For the period from April to June of the year
	2024	2023	2024	2023	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net income	(653,860)	1,332,304	1,089,476	-	435,616	1,332,304	214,807	580,766
Items of other comprehensive income (loss) that will not be reclassified to income for the year, before taxes
Gains (losses) from measurements of defined benefit plans	6,074	(10,507)	-	-	6,074	(10,507)	1,130	(8,783)
(Losses) gains from financial assets measured at fair value through other comprehensive income	(810)	(968)	-	-	(810)	(968)	11,264	651
Total other comprehensive income (losses) that will not be reclassified to income for the year, before taxes	5,264	(11,475)	-	-	5,264	(11,475)	12,394	(8,132)
Items of other comprehensive income (loss) that will be reclassified to income for the year, before taxes
Foreign currency exchange, (losses) gains	(1,074)	1,868	-	-	(1,074)	1,868	(438)	1,217
Cash flow hedges- effective portion of changes in fair value	6,656	81,133	-	-	6,656	81,133	3,208	32,795
Cash flow hedges-reclassified to income for the period	(2,294)	(62,739)	-	-	(2,294)	(62,739)	1,914	(27,157)
Total other comprehensive income that will be reclassified to income for the year	3,288	20,262	-	-	3,288	20,262	4,684	6,855
Total other comprehensive income, before taxes	8,552	8,787	-	-	8,552	8,787	17,078	(1,277)
Income taxes related to items of other comprehensive income (loss) that will not be reclassified to profit for the year
Income tax (expense) benefit related to measurement of defined benefit pension plans through other comprehensive income	(1,613)	3,135	-	-	(1,613)	3,135	(266)	2,430
Income tax (expense) benefit relating to gains (losses) on financial assets measured irrevocably at fair value through other comprehensive income	(1,554)	261	-	-	(1,554)	261	(1,647)	(176)
Total income tax relating to components of other comprehensive income (loss) that will be not reclassified to profit for the year	(3,167)	3,396	-	-	(3,167)	3,396	(1,913)	2,254
Income taxes relating to components of other comprehensive income (loss) that will be reclassified to profit for the year
Income tax expense related to income from cash flow hedges	(1,178)	(4,966)	-	-	(1,178)	(4,966)	(1,383)	(1,522)
Total income tax (expense) benefit relating to components of other comprehensive income that will be reclassified to profit for the year	(1,178)	(4,966)	-	-	(1,178)	(4,966)	(1,383)	(1,522)

Total other comprehensive income (loss), net of tax	4,207	7,217	-	-	4,207	7,217	13,782	(545)
Total comprehensive income	(649,653)	1,339,521	1,089,476	-	439,823	1,339,521	228,589	580,221
Comprehensive income (loss) attributable to
Comprehensive income (loss) attributable to owners of the parent	(651,841)	1,337,494	-	-	437,635	1,337,494	227,421	579,658
Comprehensive income attributable to non-controlling interest	2,188	2,027	-	-	2,188	2,027	1,168	563
	(649,653)	1,339,521	1,089,476	-	439,823	1,339,521	228,589	580,221

Consolidated Interim Statements of Changes in Equity (Unaudited), as reported to the CMF

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2024 as reported to the CMF	1,577,643	(4,921)	(930)	122,294	(13,454)	102,989	11,881	114,870	3,838,162	5,530,675	36,230	5,566,905
Net profit	-	-	-	-	-	-	-	-	(655,918)	(655,918)	2,058	(653,860)
Other comprehensive income	-	(1,179)	3,184	(2,364)	4,436	4,077	-	4,077	-	4,077	130	4,207
Comprehensive income	-	(1,179)	3,184	(2,364)	4,436	4,077	-	4,077	(655,918)	(651,841)	2,188	(649,653)
Equity instruments irrevocably recognized in other comprehensive income (loss)	-	-	-	(128,793)	-	-	-	(128,793)	186,809	58,016	-	58,016
Dividends	-	-	-	-	-	-	-	-	-	—	(467)	(467)
Capital decrease	(20)	-	-	-	-	-	20	20	-	—	-	-
Other increases in equity	-	1,603	-	-	-		(1,532)	71	-	71	-	71
Total changes in equity	(20)	424	3,184	(131,157)	4,436	4,077	(1,512)	(124,625)	(469,109)	(593,754)	1,721	(592,033)
Equity as of June 30, 2024 as reported to CMF	1,577,623	(4,497)	2,254	(8,863)	(9,018)	107,066	10,369	(9,755)	3,369,053	4,936,921	37,951	4,974,872

Consolidated Interim Statements of Changes in Equity (Unaudited), Mining tax adjustment

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2024, mining tax adjustment	-	-	-	-	-	-	-	-	(1,089,476)	(1,089,476)	-	(1,089,476)
Net profit	-	-	-	-	-	-	-	-	1,089,476	1,089,476	-	1,089,476
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-
Comprehensive income	-	-	-	-	-	-	-	-	1,089,476	1,089,476	-	1,089,476
Equity instruments irrevocably recognized in other comprehensive income (loss)	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	-	-
Capital decrease	-	-	-	-	-	-	-	-	-	-	-	-
Other increases in equity	-	-	-	-	-	-	-	-	-	-	-	-
Total changes in equity	-	-	-	-	-	-	-	-	1,089,476	1,089,476	-	1,089,476
Equity as of June 30, 2024, mining tax adjustment	-	-	-	-	-	-	-	-	-	-	-	-

Consolidated Interim Statements of Changes in Equity (Unaudited), as filed with this Form 6-K

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2024 as filed with this Form 6-K	1,577,643	(4,921)	(930)	122,294	(13,454)	102,989	11,881	114,870	2,748,686	4,441,199	36,230	4,477,429
Net profit	-	-	-	-	-	-	-	-	433,558	433,558	2,058	435,616
Other comprehensive income	-	(1,179)	3,184	(2,364)	4,436	4,077	-	4,077	-	4,077	130	4,207
Comprehensive income	-	(1,179)	3,184	(2,364)	4,436	4,077	-	4,077	433,558	437,635	2,188	439,823
Equity instruments irrevocably recognized in other comprehensive income (loss)	-	-	-	(128,793)	-	-	-	(128,793)	186,809	58,016	-	58,016
Dividends	-	-	-	-	-	-	-	-	-	-	(467)	(467)
Capital decrease	(20)	-	-	-	-	-	20	20	-	-	-	-
Other increases in equity	-	1,603	-	-	-		(1,532)	71	-	71	-	71
Total changes in equity	(20)	424	3,184	(131,157)	4,436	4,077	(1,512)	(124,625)	620,367	495,722	1,721	497,443
Equity as of June 30, 2024 as filed with this Form 6-K	1,577,623	(4,497)	2,254	(8,863)	(9,018)	107,066	10,369	(9,755)	3,369,053	4,936,921	37,951	4,974,872